Exhibit 12.1

EarthLink, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011

Earnings available for fixed charges:
Income (loss) from continuing operations before income tax (provision) benefit	$24,576	$(66,022)	$154,906	$161,033	$138,284	$45,539	$26,990
Net losses of equity affiliate	84,782	111,295	—	—	—	—	—
Fixed charges	8,665	27,815	27,111	27,646	29,099	7,087	7,863
Total earnings available for fixed charges	$118,023	$73,088	$182,017	$188,679	$167,383	$52,626	$34,853

Fixed charges:
Interest expense	$3,919	$23,400	$24,860	$26,245	$27,599	$6,728	$7,165
Portion of interest expense representative of interest factor	4,746	4,415	2,251	1,401	1,499	358	699
Total fixed charges	$8,665	$27,815	$27,111	$27,646	$29,099	$7,087	$7,863

Ratio of Earnings to Fixed Charges	13.6	2.6	6.7	6.8	5.8	7.4	4.4